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                              April 4, 2022

       Yongxu Liu
       Chief Executive Officer, President, Director, and Chairman
       Shengfeng Development Limited
       Shengfeng Building, No. 478 Fuxin East Road
       Jin'an District, Fuzhou City
       Fujian Province, People's Republic of China, 350001

                                                        Re: Shengfeng
Development Limited
                                                            Amendment No. 5 to
Draft Registration Statement on Form F-1
                                                            Submitted January
27, 2022
                                                            CIK No. 0001863218

       Dear Mr. Liu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 5 to Draft Registration Statement on Form F-1

       Cover Page

   1. We note your disclosure that "the terms 'we,' 'us,' 'our Company,' and 'our' refer to
                                                        Shengfeng Development
Limited, its subsidiaries, and, in the context of describing our operations and
consolidated financial information, our variable interest entity in China,
                                                        Shengfeng Logistics,
and the VIE   s subsidiaries." You further state that "neither we nor
                                                        our subsidiaries own
any equity interests in the VIE and the VIE   s subsidiaries." Revise
                                                        throughout to clearly
disclose how you will refer to the holding company, subsidiaries, and VIE when providing
the disclosure throughout the document so that it is clear to investors which entity
the disclosure is referencing and which subsidiaries or entities are
 Yongxu Liu
FirstName
Shengfeng LastNameYongxu    Liu
            Development Limited
Comapany
April       NameShengfeng Development Limited
       4, 2022
April 24, 2022 Page 2
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FirstName LastName
         conducting the business operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
2. Please update your disclosure here and elsewhere to discuss that the Cybersecurity
         Review Measures became effective on February 15, 2022.
Prospectus Summary
Corporate Structure, page 8

3. To ensure balanced disclosure in your organizational diagram, please revise the diagram to identify clearly the entity in which investors are purchasing their interest and the entities in which the company's operations are conducted. Consolidation, page 14

4. We note the revisions made to the schedules under this heading in response to comment
         6. Please address the following points with regard to audited periods subsequent to inception of the VIE Agreements:

                Present major line items, including disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiaries;

                Revise the line items entitled Total Expenses on pages 15 - 18 that depict the Equity income of subsidiaries and VIEs. In this regard, the current depiction does not appear appropriate;

                We note there are no balances or activity reflected in the Shengfeng Holding Limited and Fujian Tianyu Shengfeng Logistics Co., columns. However, we also note the statement on page 15 that "Shengfeng HK and Tianyu do not have any substantial assets or liabilities or result of operations." Please tell us how the VIE Agreements are reflected in the consolidating schedules. In this regard, this schedule should disaggregate the parent company, the VIEs and its consolidated subsidiaries, the
              WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the
              VIE, as well as the nature and amounts associated with intercompany transactions.
              Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.
Dividend Distributions, page 19

5. We note you disclose that you intend to keep any future earnings to finance the expansion of your business, and you do not anticipate that any cash dividends will be paid in the foreseeable future. We further note you disclose that, as of the date of this prospectus, no cash transfer or transfer of other assets have occurred among you, your subsidiaries, and
 Yongxu Liu
FirstName
Shengfeng LastNameYongxu    Liu
            Development Limited
Comapany
April       NameShengfeng Development Limited
       4, 2022
April 34, 2022 Page 3
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FirstName LastName
         the consolidated VIE and VIE   s subsidiaries, and none of your
subsidiaries, nor the
         consolidated VIE and VIE   s subsidiaries have made any dividends or
distributions to you.
         Please expand your disclosure to provide a more detailed description of how cash is transferred through your organization. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
         Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Also, quantify any dividends or distributions made to U.S. investors, the source, and their tax consequences or make clear that no such transfers, dividends, or distributions have been made to date.
Permissions Required from the PRC Authorities for The VIE's Operation and the Company's
Issuance of Securities to Foreign Investors, page 19

6. We note you disclose that you are currently not required to obtain permission from any of the PRC authorities to operate and issue your Class A Ordinary Shares to foreign
         investors, and none of you, your subsidiaries, the VIE nor the VIE   s
subsidiaries are
         required to obtain permission or approval from the PRC authorities including the CSRC
         and CAC for the VIE   s operation, nor have you, your subsidiaries,
the VIE nor the VIE   s
         subsidiaries received any denial for the VIE   s operations. We
further note you disclose
         that if you are required to obtain any approval or permission from any of the PRC
         authorities for the VIE   s operation and/or the Company   s issuance
of securities to foreign
         investors in the future, due to the change of applicable laws, regulations, or interpretations, you may incur additional costs to procure such approval or permission, and there is no guarantee that you can successfully obtain such approval or permission, and any failure to obtain such approval or permission could materially and adversely affect your business, impede your ability to continue your operations, and impact the value of a shareholder's investment. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs inadvertently conclude that such permissions or approvals are not required.
Compensation of Directors and Executive Officers, page 134

7. Please update executive compensation disclosure for fiscal year 2021. Please refer to
         Form F-1 and Item 6.B of Form 20-F.
Index to Consolidated Financial Statements, page F-1

8. We note your filing includes audited financial statements that are older than 12 months.
         Please update your financial statements pursuant to Item 8.A.4 of Form 20-F.

        You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Kimberly
Calder, Assistant Chief Accountant, at 202-551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
 Yongxu Liu
Shengfeng Development Limited
April 4, 2022
Page 4

Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                        Sincerely,
FirstName LastNameYongxu Liu
                                                        Division of Corporation
Finance
Comapany NameShengfeng Development Limited
                                                        Office of Energy &
Transportation
April 4, 2022 Page 4
cc:       Jingwen (Katherine) Luo, Esq,
FirstName LastName